UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

                 Freescale Semiconductor, Ltd.†

(Name of Issuer)

       Common Shares, par value $0.01 per share

(Titles of Class of Securities)

                                 G3727Q 101

(CUSIP Number)

                           December 7, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† As more specifically described in the Current Report on Form 8-K filed by Freescale Semiconductor, Ltd. on December 7, 2015, Freescale Semiconductor Holdings V, Inc. is the successor-in-interest to Freescale Semiconductor, Ltd.

CUSIP No. G3727Q 101		13G
1		NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12		TYPE OF REPORTING PERSON* CO

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CUSIP No. G3727Q 101		13G
1		NAME OF REPORTING PERSON David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12		TYPE OF REPORTING PERSON* IN

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CUSIP No. G3727Q 101		13G
1		NAME OF REPORTING PERSON James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12		TYPE OF REPORTING PERSON* IN

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Item 1(a).           Name of Issuer:

Freescale Semiconductor, Ltd., formerly known as Freescale Semiconductor Holdings I, Ltd. (the “Issuer”)

Item 1(b).           Address of Issuer’s Principal Executive Offices:

6501 William Cannon Drive West

Austin, Texas 78735

Item 2(a).          Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is (i) the sole shareholder of each of TPG GenPar IV-AIV Advisors, Inc., a Delaware corporation (“GenPar IV-AIV”) and TPG GenPar V-AIV Advisors, Inc., a Delaware corporation (“GenPar V-AIV”) and (ii) the sole member of TPG GenPar V Advisors, LLC, a Delaware limited liability company (“GenPar V”). GenPar IV-AIV is the general partner of TPG GenPar IV-AIV, L.P., a Cayman limited partnership, which is the general partner of TPG Partners IV-AIV, L.P., a Delaware limited partnership (“Partners IV”), which previously held 75 shares of Freescale Holdings GP, Ltd. (“Freescale GP”). GenPar V-AIV is the general partner of TPG GenPar V-AIV, L.P., a Cayman limited partnership, which is the general partner of TPG Partners V-AIV, L.P., a Cayman limited partnership (“Partners V”), which previously held 174.17 shares of Freescale GP. GenPar V is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of each of (i) TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF A”), which previously held 0.46 shares of Freescale GP, and (ii) TPG FOF V-B, L.P., a Delaware limited partnership (“TPG FOF B” and, together with Partners IV, Partners V and TPG FOF A, the “TPG Funds”), which previously held 0.27 shares of Freescale GP.

The TPG Funds in the aggregate previously held 25% of the total shares outstanding of Freescale GP, which is the general partner of Freescale Holdings L.P. (“Freescale LP”), which directly held Common Shares of the Issuer (the “Shares”). Because of Group Advisors’ relationship to the TPG Funds, Group Advisors may have been deemed to have beneficially owned the Shares.

David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors and therefore may have been deemed to have beneficially owned the Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

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Item 2(b).          Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Forth Worth, Texas 76102

Item 2(c).          Citizenship

See response to Item 4 of each of the cover pages.

Item 2(d).          Titles of Classes of Securities:

Common Shares, par value $0.01 per share

Item 2(e).          CUSIP Number:

G3727Q 101

Item 3.               If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
                           Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J);

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(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv) Shared power to dispose or direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

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Item 6.                Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security

                            Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.                Identification and Classification of the Members of the Group.

Not Applicable.

Item 9.                Notice of Dissolution of Group.

Not Applicable.

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Item 10.              Certification

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

TPG Group Holdings (SBS) Advisors, Inc.
By: /s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

David Bonderman

By: /s/ Clive Bode
Name:	Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name:	Clive Bode, on behalf of James G. Coulter (2)

_______________

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

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Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

 _______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.

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